Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization

Calliditas NA Enterprises Inc.	Delaware
Calliditas Therapeutics US Inc.	Delaware
Nefecon AB	Sweden
Genkyotex S.A.*	France
Genkyotex Suisse S.A.**	Switzerland

* Renamed Calliditas Therapeutics France SAS, effective April 1, 2022.

** Renamed Calliditas Therapeutics Suisse S.A., effective April 1, 2022.